Filed Pursuant to Rule 253(g)(2)

File No. 024-10840

MOGULREIT I, LLC

SUPPLEMENT NO. 22 DATED JULY 15, 2020

TO THE OFFERING CIRCULAR DATED APRIL 26, 2019

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated April 26, 2019, as filed by us with the Securities and Exchange Commission (the “SEC”) on April 26, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our share repurchase program; and
●	Update our plan of operation and asset acquisitions.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On April 26, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $35,696,040 in common shares. As of June 30, 2020, we had raised total aggregate gross offering proceeds of approximately $75,000,000 and had issued approximately 7,500,000 common shares in the Offering, purchased by approximately 5,697 unique investors.

The Follow-on Offering is expected to terminate on or before May 7, 2021, unless extended by our Manager, RM Adviser, LLC (“Manager” or “RM Adviser”), as permitted under applicable law and regulations.

Quarterly Share Repurchase Program

The following information supplements the section of our Offering Circular captioned “Questions and Answers About This Offering – Questions About Share Repurchases,” “Offering Summary – Quarterly Share Repurchase Program,” “Description of Our Common Shares – Quarterly Share Repurchase Program” and all similar discussions appearing throughout our Offering Circular:

If, as a result of a request for repurchase, a shareholder will own shares having a value of less than $1,000 (based on our most-recently published offering price per share), we reserve the right to repurchase all of the shares owned by such shareholder.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of July 9, 2020, the aggregate value of the properties owned by or underlying loans and other investments made by us, based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable, was approximately $229,000,000. It is important to note that many of these properties are not wholly-owned by us. In many instances, we own an equity investment or loan that represents only part of the aggregate value. Changes in property values may affect our net asset value (“NAV”) as our NAV calculation reflects the total value of our assets minus the total value of our liabilities as of the determination date. Our commercial real estate assets and investments will constitute a significant component of our total assets. We take estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon performance, outstanding principal balance, market default rates, discount rates, loss severity rates and, if our Manager deems it necessary, individual appraisal reports of the underlying real estate assets provided periodically by an independent valuation expert.

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The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

NV Energy NNN – Las Vegas, Nevada

On July 9, 2020, we acquired a $6,000,000 joint-venture limited partnership equity investment (the “NV Energy NNN Equity Investment”) in an entity that owns a single-tenant, triple-net leased office asset (the “Property”) in Las Vegas, Nevada. We acquired the NV Energy NNN Equity Investment from Power House Holdings, LLC (“Power House Holdings”). Power House Holdings is a special purpose entity that serves as the sole owner of another special purpose entity, which acquired the Property for $33,350,000.

Built in 1983, the Property is a class B office building totaling 292,180 rentable square feet located in the West Las Vegas submarket of the Las Vegas MSA. It offers a parking ratio of 4.4 per 1,000 square feet (1,238 spaces) and views of the Las Vegas “Strip” from the second and third floor. The Property is currently 100% leased to Nevada Power Company, a subsidiary of NV Energy, Inc. (“NV Energy”), which lease expires in January 2029. NV Energy uses the entire Property as its headquarters. NV Energy is an established utility company and credit tenant that was founded in 1906 and is now owned by Warren Buffett’s Berkshire Hathaway, which is well capitalized with $137,000,000,000 in cash and short-term investments. As of May 2020, Nevada Power Company had a Moody’s credit rating of Baa1, which is considered investment grade. Given the current economic climate, we are targeting commercial assets with high-quality tenancy, and we believe the NV Energy NNN Equity Investment represents the type of acquisition envisioned by this business plan.

Moonwater Capital (“Moonwater”) is the sponsor of this transaction. Moonwater is a leading Las Vegas-based private real estate investment firm that has owned more than two million square feet of real estate totaling over $395,000,000, including over 1,100,000 square feet of office space, some of which was successfully held through the Great Recession, during which the company did not experience a single foreclosure or loss of principal. All of Moonwater’s previous acquisitions have been located in and around Las Vegas.

In connection with the NV Energy NNN Equity Investment, Power House Holdings has agreed to pay the following fees: (i) a fee on behalf of the Company to our Manager in amount equal to 1.00% of the total purchase price of the Property; and (ii) a disposition fee on behalf of the Company to our Manager in an amount equal to 1.00% of the sale price of the Property that will be paid upon sale of the Property.

In addition to the NV Energy NNN Equity Investment, an entity managed by an affiliate of RM Adviser and Realty Mogul, Co. has made a $2,575,000 joint venture limited partnership equity investment in this transaction. There is also a loan on the Property that was provided by an unaffiliated lender in the amount of $23,845,000.

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